UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )

BTRS HOLDINGS INC.

(Name of Issuer)

Class 1 Common Stock, $0.0001

par value per share

(Title of Class of Securities)

11778X104

(CUSIP Number)

Bain Capital Venture Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11778X104	13D	Page 2 of 9

1	Names of Reporting Persons Bain Capital Venture Fund 2012, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 25,752,455 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 25,752,455 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,752,455 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.6%
14	Type of Reporting Person PN

CUSIP No. 11778X104	13D	Page 3 of 9

1	Names of Reporting Persons BCIP Venture Associates
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 2,515,082 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 2,515,082 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,515,082 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.8%
14	Type of Reporting Person PN

CUSIP No. 11778X104	13D	Page 4 of 9

1	Names of Reporting Persons BCIP Venture Associates—B
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 149,770 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 149,770 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 149,770 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 11778X104	13D	Page 5 of 9

Item 1.	Security and Issuer

This Schedule 13D relates to shares of class 1 common stock, $0.0001 par value per share (the “Common Stock”), of BTRS Holdings Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 1009 Lenox Drive, Suite 101, Lawrenceville, New Jersey 08648.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by Bain Capital Venture Fund 2012, L.P., a Delaware limited partnership (“Venture Fund 2012”), BCIP Venture Associates, a Delaware partnership (“BCIPV”), and BCIP Venture Associates—B, a Delaware partnership (“BCIPVB” and, together with Venture Fund 2012 and BCIPV, the “Reporting Persons”).

Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the general partner of Bain Capital Venture Partners 2012, L.P., a Delaware limited partnership (“Venture Partners 2012”), which is the general partner of Venture Fund 2012.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the managing partner of each of BCIPV and BCIPVB.

The governance, investment and decision making process with respect to the investments held by the Reporting Persons is directed by the Executive Committee of BCVI, which consists of Enrique Salem and Ajay Agarwal.

As a result, each of BCVI and Messrs. Salem and Agarwal may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 22, 2021, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address of each of the Reporting Persons, BCVI, Venture Partners 2012, Boylston and Messrs. Salem and Agarwal is 200 Clarendon Street, Boston, MA 02116.

(c) Each of the Reporting Persons, BCVI, Venture Partners 2012 and Boylston are principally engaged in the business of investment in securities. Messrs. Salem and Agarwal are Managing Directors of BCVI.

(d) During the last five years, none of the Reporting Persons, BCVI, Venture Partners 2012, Boylston, Mr. Salem or Mr. Agarwal have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, BCVI, Venture Partners 2012, Boylston, Mr. Salem or Mr. Agarwal have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons, BCVI, Venture Partners 2012 and Boylston are organized under the laws of the State of Delaware. Messrs. Salem and Agarwal are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On January 12, 2021 (the “Closing Date”), the Issuer (f/k/a South Mountain Merger Corp. (“South Mountain”)) consummated the previously announced mergers (the “Business Combination”) pursuant to a Business

CUSIP No. 11778X104	13D	Page 6 of 9

Combination Agreement, dated October 18, 2020 (as amended on December 13, 2020) (the “Business Combination Agreement”), by and among South Mountain, BT Merger Sub I, Inc., a wholly-owned subsidiary of South Mountain, BT Merger Sub II, LLC, a wholly-owned subsidiary of South Mountain, and Factor Systems, Inc. (d/b/a Billtrust) (“Legacy Billtrust”).

In connection with the consummation of the Business Combination, (i) Venture Fund 2012 received 25,752,455 shares of Common Stock in exchange for securities of Legacy Billtrust held by Venture Fund 2012 prior to the Business Combination, (ii) BCIPV received 2,515,082 shares of Common Stock in exchange for securities of Legacy Billtrust held by BCIPV prior to the Business Combination and (iii) BCIPVB received 149,770 shares of Common Stock in exchange for securities of Legacy Billtrust held by BCIPVB prior to the Business Combination.

In addition, pursuant to the terms of the Business Combination Agreement, each of Venture Fund 2012, BCIPV and BCIPVB has the right to receive (a) 1,405,394, 137,256 and 8,173 shares of Common Stock, respectively, if the closing price of the Common Stock equals or exceeds $12.50 for any 20 trading days within any consecutive 30-trading day period prior to January 12, 2026 and (b) 1,405,394, 137,256 and 8,173 shares of Common Stock, respectively, if the closing price of the Common Stock equals or exceeds $15.00 for any 20 trading days within any consecutive 30-trading day period prior to January 12, 2026.

The Reporting Persons used their own working capital to acquire all of the foregoing equity securities of the Issuer.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.

Matthew Harris, a Managing Director of BCVI, is a member of the Issuer’s board of directors.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, Venture Fund 2012 holds 25,752,455 shares of Common Stock, representing approximately 18.6% of the outstanding shares of Common Stock, BCIPV holds 2,515,082 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock, and BCIPVB holds 149,770 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 28,417,307 shares of Common Stock, representing approximately 20.5% of the outstanding shares of Common Stock. The percentage of the outstanding shares of

CUSIP No. 11778X104	13D	Page 7 of 9

Common Stock held by the Reporting Persons is based on 138,724,644 shares of Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2021.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Amended and Restated Registration Rights Agreement

The Reporting Persons are party to the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated October 18, 2020, with the Issuer and certain other stockholders of the Issuer (collectively, the “Investors”). Pursuant to the terms of the Registration Rights Agreement, the Investors may request to sell all or any portion of their registrable securities in an underwritten offering up to two times. The Issuer has also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the Investors against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended.

Lock-up Agreement

In connection with the entry into the Business Combination Agreement, each of the Reporting Persons entered into a lock-up agreement (a “Lock-up Agreement”). Pursuant to the Lock-up Agreement, the Reporting Persons agreed not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 180 days after the Closing Date, subject to certain exceptions.

The foregoing summaries of the Registration Rights Agreement and Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Registration Rights Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Registration Rights Agreement (incorporated by reference from Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on January 14, 2021)

Exhibit C	Lock-up Agreement (incorporated by reference from Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on January 14, 2021)

CUSIP No. 11778X104	13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: January 22, 2021	Bain Capital Venture Fund 2012, L.P.

	By:	Bain Capital Venture Partners 2012, L.P., its general partner

	By:	Bain Capital Venture Investors, LLC its general partner

	By:	/s/ Enrique T. Salem
Name: Enrique T. Salem
Title: Managing Director

BCIP Venture Associates

	By:	Boylston Coinvestors, LLC its managing partner

	By:	/s/ Enrique T. Salem
Name: Enrique T. Salem
Title: Authorized Signatory

BCIP Venture Associates—B

	By:	Boylston Coinvestors, LLC its managing partner

	By:	/s/ Enrique T. Salem
Name: Enrique T. Salem
Title: Authorized Signatory